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                     SCUDDER SPAIN AND PORTUGAL FUND, INC.
                                345 PARK AVENUE
                               NEW YORK, NY 10154

SEPTEMBER 2, 1998

DEAR SHAREHOLDER:

     You will be receiving with this letter, or through your broker, various documents regarding a redemption right which Scudder Spain and Portugal Fund, Inc. (the "Fund") is offering to its shareholders. We would like to take the opportunity to answer in this letter some questions you may have regarding aspects of the redemption right and the forms you will need to submit to participate in the redemption right.

     What is the redemption right?

     The redemption right is an opportunity that is being offered to shareholders of the Fund which permits them to demand that the Fund repurchase their shares of the Fund at net asset value in exchange for securities in which the Fund is currently invested (other than short-term fixed income securities with maturities of less than one year, securities with transfer restrictions and certain illiquid securities) and any cash held by the Fund. For those shareholders who prefer to liquidate the securities they will receive as proceeds from participation in the redemption right, the Fund has assisted with the organization of a facility with Brown Brothers Harriman & Co. and Scudder Investor Services, Inc. whereby Scudder Investor Services, Inc. will act as liquidating agent and liquidate the securities received by redeeming shareholders who so request on their behalf.

     Why is the Fund offering the Redemption Right?

     The Fund believes that there may be shareholders of the Fund who no longer desire to participate in the closed-end investment company format offered by the Fund. The redemption right permits these shareholders to exit the Fund at net asset value. In addition, by giving shareholders who choose to demand redemption of their shares portfolio securities of the Fund, the Fund and those shareholders who do not participate in the redemption right will avoid recognition of capital gains which could be incurred by the Fund in liquidating its portfolio securities if the redeeming shareholders were to receive cash for their shares of the Fund.

     If I participate in the redemption right, what will I receive in return?

     You will receive portfolio securities of the Fund and cash held by the Fund. Except for short-term fixed income securities, securities with transfer restrictions and certain illiquid securities in which the Fund is currently invested, you will receive a pro rata portion of the securities in which the Fund is invested as well as your pro rata portion of any cash in the Fund on the expiration date of the redemption right. This means that you will receive stock of Spanish and Portuguese issuers in which the Fund is invested at the time of expiration of the redemption right as well as some cash which the Fund maintains for liquidity purposes. The value of the portfolio securities and cash you receive will be equal to the number of shares of the Fund you own multiplied by the net asset value per share of the Fund. The net asset value per share of the Fund will be determined as of the close of the regular trading session of the New York Stock Exchange on the valuation date (which is October 1, 1998 unless the redemption right is extended) and the value of the individual portfolio securities will be based on their market value on that date.

     What can I do with the portfolio securities I receive if I participate in the redemption right?

     You may retain ownership of the portfolio securities you receive from the Fund. To do so you will be required to establish both cash and securities accounts with a bank or broker in Spain and in Portugal. You will also need to provide certain information regarding a U.S. bank or broker who can retain on your behalf American Depository Receipts that may be included in the portfolio securities you receive. The bank or broker does not need to operate in both countries but you must have the accounts in both countries. This is necessary to comply with market rules in those countries and to facilitate the reregistration of portfolio securities.
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     As an alternative, you can choose to liquidate the portfolio securities received from the Fund. You can do this independently through your broker after you have established the accounts mentioned in this paragraph. Scudder Investor Services, Inc. has offered to act as Liquidating Agent to liquidate the portfolio securities received by all redeeming shareholders who desire to liquidate their portfolio securities. Scudder Investor Services, Inc. will liquidate your portfolio securities on a best execution basis and will receive no compensation for its services other than transactional expenses, including usual and customary brokerage commissions. The Letter of Transmittal and Redemption Right Statement describe the liquidation process in more detail and contain the relevant information you would have to provide to have Scudder Investor Services, Inc. liquidate your portfolio securities received or to retain ownership of your portfolio securities. If you choose to have Scudder Investor Services, Inc. liquidate the portfolio securities you receive, you should know that the liquidation may take at least 30 days so as to prevent any adverse effects on the market for the portfolio securities liquidated and that during that time you will be subject to any market risk in the price of the portfolio securities being liquidated. In addition, the costs and expenses incurred to liquidate the portfolio securities you received from the redemption right will be deducted from the proceeds of the liquidation.

     Will I have to pay anything to participate in the redemption right?

     The Fund is paying the costs of conducting the redemption right, which includes the costs of printing and mailing materials to shareholders, certain legal and filing fees and the costs of the Depositary and the Information Agent. If you elect to demand redemption of your shares pursuant to the redemption right, you will have to pay the costs associated with distributing your proceeds of the redemption right, such as any costs associated with transferring the portfolio securities you receive from the Fund to Brown Brothers Harriman & Co., which is acting as custodian for the redeeming shareholders, or to your own account. If you also request that Scudder Investor Services, Inc. liquidate your portfolio securities you will have to pay the costs of the liquidation. The costs of distributing the portfolio securities will be deducted from your proceeds of the redemption right. If you request liquidation, the additional costs of liquidating your portfolio securities will be deducted from the cash you would receive after liquidation of your portfolio securities. The actual per share expenses of effecting the redemption request and of any liquidation of portfolio securities received will depend on a number of factors including the number of shares redeemed, the Fund's portfolio composition at the time and market conditions prevailing during the liquidation process. Your broker, dealer or other institution also may charge you a fee for processing your redemption request and sending it to the Depositary.

     Are there any restrictions or limits placed on participation in the redemption right?

     The Fund will accept for redemption up to 75% of the issued and outstanding common stock of the Fund (4,883,365 shares). If you participate in the redemption right, you must present for redemption all of your shares of the Fund. If shareholders of the Fund as a whole demand redemption of more than 4,883,365 shares, the Fund will pro rate the shares accepted so that each shareholder demanding redemption of shares is treated equally.

     If 90% or more of the issued and outstanding shares of common stock of the Fund are presented for redemption, the Board of Directors of the Fund will suspend the redemption right. Under those circumstances the Board of Directors currently intends to submit a proposal to all of the shareholders of the Fund to liquidate the Fund.

     To retain ownership of the portfolio securities you received from the Fund on the valuation date (which will be October 1, 1998 unless the redemption right is extended) you will need to have established cash and securities accounts with banks or brokers in Spain and in Portugal.

     How do I participate in the redemption right?

     Review the Redemption Right Statement which describes in detail the purpose, structure and procedures associated with the redemption right. You can either complete and sign the Letter of Transmittal and other required documents (which may include certain tax forms) and submit them to the Depositary according to the instructions specified in the Redemption Right Statement or request that your broker, dealer, commercial bank, trust company or other nominee effect your request for redemption for you. If your shares are held by or registered in the name of your broker, dealer, commercial bank, trust company or other nominee, you must
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contact them to assist you in participating in the redemption right. To participate in the redemption right, you must have properly presented your request for redemption (i.e. all necessary forms completed correctly and submitted) by no later than 5:00 p.m. Eastern Time on September 30, 1998.

     Who do I contact if I have any questions about the redemption right and the documents I have received?

     Shareholder Communications Corporation is the Information Agent for the Redemption Right. If you have any questions, please contact them at 1-800-733-8481, extension 426.

     IF YOU DESIRE TO REMAIN INVESTED IN THE FUND, YOU NEED NOT COMPLETE OR REVIEW ANY OF THE DOCUMENTS REGARDING THE REDEMPTION RIGHT. Thank you for investing with us.

Sincerely,

SCUDDER SPAIN & PORTUGAL FUND, INC.